Contact

www.linkedin.com/in/ed-robb-882486a (LinkedIn)

Top Skills

Research Leadership
Business Development
Innovation

Certifications

Diplomate American College of Veterinary Internal Medicine (nutrition)

Ed Robb

CEO, BioPharmaPotentials
Kansas City, Missouri, United States

Summary

Senior Global Research and Development Executive, with a strong track record for delivering value through innovation, culminating in successful animal health approvals. Experienced in building high performance project and leadership teams that deliver research based solutions spanning biological and pharmaceutical actives across technologies and therapeutic areas. Empowered passionate leadership style builds diverse management team that sustains a high achievement focused scientific culture. Strong track record in identifying and leading successful efforts in technology assessment, and licensing. Demonstrated budget, compliance and financial skills applying flexible cost structures and creative solutions to resource and funding compromises. Documented success in talent recruitment, retention, performance management, coaching and mentorship. Skills include assuring rapid progress to proof of concept, global registration strategy, clinical trial/experimental design, food safety leading commercialization and value creation. Global experience in both food and companion animal vaccines and pharmaceuticals development. Focus includes emerging and trans-boundary diseases. Strong business skills and proficient in communicating complex issues, scientific principles and strategy within multi-tiered and international organizations. Recognized as a spearheading catalyst driving innovation and global product development

• Change Management • Innovation/Creativity
• Human Capital Planning
• Leadership Assessment & Development • Organizational Design
• RD Strategy Development
• Strategic Agility • Project Management

~ Able to Design and Link RD Strategies and Practices to Business Results

Experience

Kermode Biotechnologies
Chief of Regulatory and Veterinary Affairs
April 2021 - Present (4 years 6 months)

Anivive
Chief Strategy Officer (CSO)
December 2019 - Present (5 years 10 months)
Long Beach CA

BioPharmaPotentials
CEO
April 2013 - Present (12 years 6 months)
Kansas City, Missouri

A Consulting Company that works with select inventors, entrepreneurs, investigators and investors to assure the full potential for new and current chemical and biologic entities within Animal Health.

Clients range from start-up to mid and larger fully capitalized enterprises. Client engagements span across commercial to academic institutions with a scope from late discovery thru regulatory approval and life cycle management. Engagements includes regulatory-development strategies, generic drugs and life cycle opportunities inclusive of technical and business plan reviews. Advising services encompass investment selection and review, protocol development, data interpretation, clinical supply planning, technology reviews, due diligence and strategies for US access/distribution. Confidentiality limits engagement in some specific therapeutic areas and geographies.

BioPharmaPotentials founder and CEO is Edward Robb DVM, MS, DACVN, who held leadership research and development positions at Boehringer-Ingelheim Vetmedica, Pfizer Animal Health, Pharmacia and Upjohn Animal Health, Parnell, CEVA, Embrex and American Cyanamid. He lead project teams and research organizations that delivered many 'game changing' global pharmaceutical and biological (vaccine) projects: delivering value thru innovation

Parnell Veterinary Pharmaceuticals
Chief Scientific Officer
December 2014 - December 2015 (1 year 1 month)
Overland Park, KS USA

Chief Scientific Officer reporting to CEO and Board for all aspects of research, product development, regulatory sciences and technology assessment. Parnell (Nasdaq:PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms - iKAM and mySYNCH. These innovative technology solutions are designed to enhance the quality of life or performance of animals, while driving customers' operational efficiency and profitability. Parnell believes its value-added solutions help establish them as a business partner with customers rather than only as a commodity provider, differentiating them from competitors.

Ceva Animal Health LLC
Vice President, Business Development NA Zone
July 2013 - August 2014 (1 year 2 months)
Lenexa, KS 66215

Vice President of Business Development reporting to CEO, Responsible for analysis and negotiation of strategic business transactions (partnerships, investments, product and technology licensing, acquisitions) that advance Ceva Animal Health's strategic and business interests.

Heartland Regional Hospital (Quality Board)
Board Member
January 2011 - June 2013 (2 years 6 months)

A Malcolm Baldrige Quality Award Winner

Boehringer-Ingelheim Vetmedica
Vice President Research and Development
February 2008 - April 2013 (5 years 3 months)

Senior leader accountable for all aspects of R&D, Regulatory Affairs and Enabling Functions for pharmaceuticals and biologicals. Responsibility included 5 research sites in Missouri and Iowa. US Budget of approximately $73 million with headcount of 240 FTE's following integration of select assets of Fort Dodge Animal Health. Served as a member of the Executive Management Committee (US) and Corporate (Ingelheim, Germany) Animal Health Management Committee (ASC), Development Steering Committee (DSC), Portfolio Steering Committee (PSC).

• Developed Capital Plan for investment of $150 million currently underway for new animal, office, equipment and laboratory facilities in the US.
• Grew RD organization from 90 to 240 FTE's
• Established RD professional team w/ 75 DVM's and or PhD's plus Boarded Specialists
• Successfully integrated FD and Idexx Animal Health and added core competencies in numerous disciplines (Data and Doc Mgt, QA, Biometrics, Animal Care, Tech Assessment)
• Licensed novel technologies/products (Prascend#, ProZinc#, Duramune Ultra#, Oral Bb#, Vetea# equine vaccines, CicroFlex# Life Cycle Management)
• BI Vetmedica Global Rank improved from 11 to 4-5.

Center For Animal Health Innovation
Board Member
January 2010 - August 2012 (2 years 8 months)

Founding Board Member for Animal Health Corridor Innovation Board
Center terminated in late 2012

Pfizer
Senior and Executive Director
2004 - 2008 (4 years)
Kalamazoo, Michigan

Various positions including 1- Senior Director and Head, Embrex Poultry Research and Development: Stabilized and preserved entrepreneurial biotech culture following acquisition of Embrex. Incorporated appropriate and critical Pfizer Animal Health process and procedures assuring leverage of expertise and assets. 2- Executive Director, Veterinary Medicine Clinical Research and Product Development : Responsible for the scientific and operational leadership for global product development portfolio for veterinary pharmaceutical and biological products. Full time staff of > 135 located in Kalamazoo, Michigan, Lincoln, Nebraska and Sandwich, England. 3- Senior Director, Veterinary Medicine Clinical Research and Product Development: Responsible for vaccine re-registrations and Phase IV, outcome based studies beyond registration that add value to in line-marketed products. 4- Senior Director, US Biologics Clinical Development : Responsible for project and clinical leadership of the vaccine (biologics) development portfolio for the United States. 5) Director, Veterinary Pharmaceuticals Clinical Development: Responsible for legacy global Pharmacia development programs in food and companion animals. Championed three new global programs in livestock (2 DOPH-novel anthelmintic- Startec#), companion animals Cox-2 Trocoxil#, and an immunocastration biopharmaceutical product (Improvac#/Improvest#) for swine. Gained approval of Excede® (ceftiofur free acid) for swine and cattle.

Pharmacia
Director and Senior DIrector Product Development
1999 - 2003 (4 years)
Kalamazoo, Michigan

Lead product development/clinical development organization in Kalamazoo and Purrs, Belgium, including bio-statistics/data entry, microbiology safety. Budget scope includes drug safety/toxicology, drug metabolism, registrations, project management, pharmaceutical development (formulation) and chemistry (active pharmaceutical ingredients (API) and biological. Chair of Development Council.

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Education

Cornell University
BS Animal Science

Cornell University
DVM, Veterinary Medicine

University of Pennsylvania
MS, Epidemiology